FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION NO: 333-163411

WELLS CORE OFFICE INCOME REIT, INC.
SUPPLEMENT NO. 3 DATED OCTOBER 2, 2012
TO THE PROSPECTUS DATED JULY 6, 2012

This document supplements, and should be read in conjunction with, our prospectus dated July 6, 2012 relating to our offering of 230,000,000 shares of common stock, as supplemented by supplement no. 1 dated July 10, 2012, and supplement no. 2 dated August 13, 2012. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of the offering;

•	the acquisition of the 2275 Cabot Drive Building;

•	the renewal of our advisory agreement;

•	the execution of an unsecured credit facility;

•	information regarding our indebtedness;

•	updates to the risks related to an investment in our shares; and

•	an update to the directors and executive officers of our advisor.

Status of the Offering

We commenced this initial public offering on June 10, 2010, pursuant to which we are offering up to 200,000,000 shares of our common stock in a primary offering at $25.00 per share, with discounts available for certain categories of purchasers, and up to 30,000,000 shares of our common stock pursuant to our distribution reinvestment plan at the higher of $23.75 or 95% of the estimated value of a share of our common stock. As of September 26, 2012, we had raised aggregate gross offering proceeds of approximately $397.2 million from the sale of approximately 15.9 million shares in this offering, including shares sold under our distribution reinvestment plan.

On September 19, 2012, our board of directors determined that it is in our best interest not to conduct a follow-on public offering of shares of our common stock. Therefore, this offering is expected to terminate on June 10, 2013, pursuant to its terms.

Property Acquisition
On September 5, 2012, we purchased a three-story office building with a terrace level, containing approximately 94,400 square feet (the "2275 Cabot Drive Building") for approximately $17.7 million, exclusive of closing costs.

The purchase of the 2275 Cabot Drive Building was funded with proceeds from a $300.0 million secured revolving credit facility and proceeds from this offering. The 2275 Cabot Drive Building was built in 1996 and is located on approximately 8.75 acres of land in Lisle, Illinois. The 2275 Cabot Drive Building was acquired from BRE/COH IL LLC, which is not affiliated with us, our advisor, or an affiliate of our advisor.
The 2275 Cabot Drive Building is 100% leased to McCain Foods USA, Inc ("McCain Foods USA"). McCain Foods USA is a subsidiary of McCain Foods, Ltd ("McCain Foods"). McCain Foods is the world's largest producer of frozen french fries. McCain Foods USA utilizes the 2275 Cabot Drive Building as its corporate headquarters.

Based on the current condition of the 2275 Cabot Drive Building, we do not believe it will be necessary to make significant renovations to the 2275 Cabot Drive Building. Our management believes that the 2275 Cabot Drive Building is adequately insured.

Renewal of our Advisory Agreement

Effective September 19, 2012, the advisory agreement between us and Wells Core Advisor was renewed through June 10, 2013. The terms of the agreement, other than the change in the expiration date of the agreement from November 6, 2012 to June 10, 2013, are identical to those of the advisory agreement in effect through November 6, 2012.

Unsecured Credit Facility

On September 26, 2012, we, through our operating partnership (“Wells Core OP”), entered into an unsecured credit facility (the “Wells Core Unsecured Debt Facility”) with various lenders named therein; Regions Capital Markets, U.S. Bank National Association ("U.S. Bank"), and J.P. Morgan Securities LLC, serving as joint lead arrangers and bookrunners; Regions Bank (“Regions”), serving as administrative agent; U.S. Bank and JP Morgan Chase Bank, N.A., serving together as syndication agents; and PNC Bank National Association, Union Bank, N.A., and Fifth Third Bank serving together as documentation agents. The Wells Core Unsecured Debt Facility replaces the Amended Regions Credit Facility, dated as of June 29, 2011.
Under the Wells Core Unsecured Debt Facility, we may borrow up to a total of $300 million (the “Facility Amount”), subject to availability as described below. The Facility Amount is comprised of a revolving credit facility in an amount up to $200 million (the "Wells Core Revolving Facility") and a term loan facility in an amount up to $100 million (the "Wells Core Term Loan Facility"). We also have the right to increase the Facility Amount by an aggregate of $150 million to a total facility amount of $450 million provided that no default has occurred. The Wells Core Revolving Facility also includes a standby letter of credit facility with an initial $20 million sublimit and a swingline facility with an initial $20 million sublimit, in each case subject to availability. Aggregate advances, letters of credit or swingline loans outstanding at any time under the Wells Core Unsecured Debt Facility are subject to availability equal to the lesser of (1) the Facility Amount, (2) 55% multiplied by the value of the properties used to support the Wells Core Unsecured Debt Facility (60% for up to two consecutive quarters immediately following a major acquisition as defined by the Wells Core Unsecured Debt Facility), or (3) an amount which would produce a minimum ratio of the adjusted net operating income of the properties used to support the Wells Core Unsecured Debt Facility to the amount outstanding under the Wells Core Unsecured Debt Facility of not less than 0.11 to 1.0. Draws under the Wells Core Unsecured Debt Facility will be supported by properties directly owned by our subsidiaries which we have elected to add to the borrowing base. These borrowing base properties are not available to be used as collateral for any other debt arrangements. The proceeds of the Wells Core Unsecured Debt Facility may be used by us to acquire properties and for working capital, capital expenditures and other general corporate purposes.
The entire unpaid principal balance of all borrowings and all accrued and unpaid interest thereon under the Wells Core Revolving Facility and the Wells Core Term Loan Facility will be due and payable in full on September 26, 2015 and September 26, 2017, respectively. We have the option to extend the Wells Core Revolving Facility for two periods of twelve months, each subject to satisfaction of certain conditions and payment of an extension fee equal to 0.25% of the amount committed under the Wells Core Revolving Facility. We may borrow under the Wells Core Unsecured Debt Facility at rates equal to (1) LIBOR plus the applicable LIBOR Margin (the “LIBOR Rate”) or (2) the greater of (a) the prime rate announced by Regions, (b) the Federal Funds Effective Rate plus 0.50% or (c) the one-month LIBOR (adjusted daily) plus 1.00%, plus the applicable base rate margin (the “Base Rate”). The applicable LIBOR margin under the Wells Core Revolving Facility and Wells Core Term Loan Facility may vary from 1.75% to 2.50% and from 1.65% to 2.40%, respectively, and the applicable base rate margin under the Wells Core Revolving Facility and Wells Core Term Loan Facility may vary from 0.75% to 1.50% and 0.65% to 1.40%, respectively, based on our then current leverage ratio. All swingline loans issued under the Wells Core Unsecured Debt Facility will bear interest at the Base Rate. We generally will be required to make interest-only payments. We also may prepay the Wells Core Unsecured Debt Facility in whole or in part at any time without penalty, subject to reimbursement of any breakage and redeployment costs incurred by lenders in the case of prepayment of LIBOR Rate borrowings.

In connection with the Wells Core Term Loan Facility, the Registrant entered into an interest rate swap agreement (the “Interest Rate Swap”) to effectively fix the interest rate on $75 million (the "Hedged Portion") of the Wells Core Term Loan Facility. The Interest Rate Swap is effective September 26, 2013 and matures on September 26, 2017. Based on the terms of the Interest Rate Swap, the interest rate on the Hedged Portion of the Wells Core Term Loan Facility is effectively fixed beginning September 26, 2013 at 0.891%, plus a margin of 1.65% to 2.40%, based on our then current leverage ratio.

We are required to pay a fee on the unused portion of the Wells Core Revolving Facility in an amount equal to the daily unused amount of the Wells Core Revolving Facility multiplied by a rate per annum equal to (1) 0.35% if we utilize 50% or less of the Wells Core Revolving Facility or (2) 0.25% if we utilize more than 50% of the Wells Core Revolving Facility, payable quarterly in arrears. We will also pay a fee at a rate per annum equal to the Wells Core Revolving Facility applicable margin for LIBOR-based loans on the maximum amount available to be drawn under each letter of credit that is issued and outstanding, payable quarterly in arrears. Additionally, we must pay Regions a one-time fronting fee equal to the greater of (1) $1,500 or (2) 0.125% on the stated amount of each letter of credit issued pursuant to the Wells Core Unsecured Debt Facility, payable at the time of issuance. Wells Core OP's obligations with respect to the Wells Core Unsecured Debt Facility are guaranteed by us and by certain material subsidiaries of Wells Core OP, as defined in the Wells Core Unsecured Debt Facility, pursuant to the terms of a guaranty dated as of September 26, 2012.
The Wells Core Unsecured Debt Facility contains, among others, the following restrictive covenants:

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The ratio of our total indebtedness to the total value of our assets, as both are defined in the Wells Core Unsecured Debt Facility, may not exceed 0.55 to 1.00, provided that, prior to the termination date of the Wells Core Revolving Facility, such ratio may exceed 0.55 to 1.00 for up to two consecutive quarters immediately following a major acquisition, as defined in the Wells Core Unsecured Debt Facility, during the term of the Wells Core Revolving Facility so long as such ratio does not exceed 0.60 to 1.00 during the same period.

•	Our amount of secured debt may not exceed 40% of our consolidated tangible assets.

•	Our amount of secured recourse debt may not exceed 15% of our consolidated tangible assets.

•	The ratio of our adjusted EBITDA to our fixed charges, including preferred dividends, shall not be less than 1.75 to 1.00.

•	Our tangible net worth may not be less than the sum of (i) $233,786,150, plus (ii) 72.25% of the gross cash proceeds from all equity issuances consummated after September 26, 2012.

Although we expect to comply with these covenants for the duration of the term of the Wells Core Unsecured Debt Facility, depending upon our future operating performance, capital raising success, property and financing transactions and general economic conditions, we cannot assure such compliance.

Information Regarding Our Indebtedness

As of September 26, 2012, our debt-to-gross-real-estate-asset ratio, or the ratio of total debt to total purchase price of real estate assets, was approximately 29%. As of September 26, 2012, we had total outstanding indebtedness of approximately $134.3 million, which consisted of $100.0 million drawn from the $100.0 million Wells Core Term Loan Facility, $9.4 million drawn from the $200.0 million Wells Core Revolving Facility, and a $24.9 million mortgage loan with PNC Bank, National Association that matures on June 27, 2014, which we refer to as the Technology Way Loan. The outstanding balance on the mortgage loan with Jackson National Life Insurance Company, which we refer to as the Royal Ridge V Loan, was repaid in full on September 26, 2012 in connection with the closing of the Wells Core Unsecured Debt Facility.

Risk Factors
Risks Related to an Investment in Us

The following risk factors revise and supplement, as appropriate, the risk factors included in our prospectus under the heading “Risk Factors – Risks Related to an Investment in Us.”

If we decide to list our common stock on a national securities exchange, we may wish to lower our distribution rate in order to optimize the price at which our shares would trade.

If we are able to raise sufficient proceeds to acquire a large enough portfolio, our board of directors has the option to effect a liquidity event by listing our common stock on a national securities exchange.  If such an election were to occur, a reduction in the distribution rate could occur with or in advance of a listing, as the public market for listed REITs appears to reward those that have a more conservative distribution policy.

We are dependent upon affiliates of Wells Real Estate Funds, including our advisor, Wells Management and Wells Investment Securities, to conduct our operations and this offering; thus, adverse changes in the financial health of Wells Real Estate Funds could hinder our advisor's, Wells Management's and Wells Investment Securities' ability to provide these services to us and consequently impair our operating results and negatively affect the return on our stockholders' investment.

We are dependent upon our advisor, Wells Management, and Wells Investment Securities, which are owned and controlled by Wells Real Estate Funds to provide certain services that are essential to us, including asset management services, the supervision of the property management and leasing of some properties owned by us, asset acquisition and disposition services, the sale of shares of our common stock, as well as other administrative responsibilities for us, including accounting services, stockholder communications, and investor relations. While Wells Real Estate Funds has established finance sources, it is largely dependent upon the fees and other compensation that it receives from the public programs it sponsors (including us) to conduct its operations. A large portion of Wells Real Estate Funds' income is derived under an advisory agreement with Wells REIT II. Wells REIT II is a mature program that Wells Real Estate Funds sponsored that has approximately $5.7 billion of assets as of March 31, 2012. Wells REIT II is exploring strategies to provide liquidity for its stockholders. Wells Real Estate Funds does not expect to receive significant compensation from Wells REIT II beyond December 31, 2013 as Wells REIT II has indicated an intention to become self-advised on or before that date and has indicated that it does not expect to need to rely on Wells Real Estate Funds for the same level of services beyond December 31, 2013. Moreover, Wells Real Estate Funds' advisory agreement is terminable on 60 days' notice. When Wells REIT II reduces the compensation it pays to Wells Real Estate Funds, Wells Real Estate Funds' income will be significantly affected. Wells Real Estate Funds may not be able to replace that income from other sources. Although we expect Wells Real Estate Funds to have the financial resources to continue to provide asset-management and advisory services to us, a significant reduction in Wells Real Estate Funds' income may limit its ability to support the operations of Wells Investment Securities, its indirect wholly owned subsidiary. Should that occur, Wells Investment Securities' ability to raise capital in this offering or any future offering may be adversely affected. Any resulting reduction in  offering proceeds could prevent us from reaching our portfolio size and diversification goals, which could negatively affect the return on our stockholders' investment.

Additionally, affiliates of our advisor serve as a general partner to many Wells-sponsored limited partnership programs. Those affiliates may have contingent liability for the obligations of such partnerships. Enforcement of such obligations against our advisor's affiliates could result in a substantial reduction of their net worth. If such liabilities affected the level of services that our advisor could provide, our operations and financial performance could suffer.

In addition, affiliates of our advisor are currently parties to litigation regarding Piedmont REIT's internalization of entities affiliated with our advisor, which internalization transaction is described at “Prospectus Summary - What is your relationship to other public REITs sponsored by Wells Real Estate Funds?” Due to the uncertainties inherent in the litigation process, it is not possible for us to predict the ultimate outcome of these matters and, as with any litigation, the risk of financial loss does exist. Affiliates of our advisor have and may continue to incur significant defense costs associated with the litigation. A summary of the nature and status of the litigation is set forth below.

On March 12, 2007, a stockholder of Piedmont REIT filed a purported class action and derivative complaint, presently styled In re Wells Real Estate Investment Trust, Inc. Securities Litigation, in the United States District Court for the District of Maryland against, among others, Piedmont REIT; Leo F. Wells, III; Wells Capital; Wells Management; and other affiliates of our advisor. The litigation was filed prior to the closing of the internalization transaction on April 16, 2007.

The complaint alleged, among other things, (i) that the consideration to be paid as part of the internalization is excessive; (ii) violations of the federal proxy rules based upon allegations that the proxy statement contains false and misleading statements or omits to state material facts; (iii) that the board of directors and the current and previous advisors breached their fiduciary duties to the class and to Piedmont REIT; and (iv) that the proposed internalization will unjustly enrich certain directors and officers of Piedmont REIT, including Messrs. Wells and Williams. The complaint sought, among other things, unspecified monetary damages and nullification of the Piedmont REIT internalization transaction.

On June 27, 2007, the plaintiff filed an amended complaint, which contained the same counts as the original complaint, described above, with amended factual allegations based primarily on events occurring subsequent to the original complaint and the addition of one of Piedmont REIT's officers as an individual defendant.

On March 31, 2008, the court granted in part the defendants' motion to dismiss the amended complaint. The court dismissed five of the seven counts of the amended complaint in their entirety. The court dismissed the remaining two counts with the exception of allegations regarding the failure to disclose in the Piedmont REIT proxy statement details of certain expressions of interest in acquiring Piedmont REIT. On April 21, 2008, the plaintiff filed a second amended complaint, which alleges violations of the federal proxy rules based upon allegations that the proxy statement to obtain approval for the Piedmont REIT internalization transaction omitted details of certain expressions of interest in acquiring Piedmont REIT. The second amended complaint seeks, among other things, unspecified monetary damages, to nullify and rescind the internalization transaction, and to cancel and rescind any stock issued to the defendants as consideration for the internalization transaction. On May 12, 2008, the defendants answered and raised certain defenses to the second amended complaint.

On June 23, 2008, the plaintiff filed a motion for class certification. On September 16, 2009, the Court granted the plaintiff's motion for class certification. On September 20, 2009, the defendants filed a petition for permission to appeal immediately the Court's order granting the motion for class certification with the Eleventh Circuit Court of Appeals. The petition for permission to appeal was denied on October 30, 2009.

On April 13, 2009, the plaintiff moved for leave to amend the second amended complaint to add additional defendants. The Court denied the plaintiff's motion for leave to amend on June 23, 2009.

On December 4, 2009, the parties filed motions for summary judgment. The parties filed their respective responses to the motions for summary judgment on January 29, 2010. The parties' respective replies to the motions for summary judgment were filed on February 19, 2010. On August 2, 2010, the Court entered an order denying the defendants' motion for summary judgment and granting, in part, the plaintiff's motion for partial summary judgment. The Court ruled that the question of whether certain expressions of interest in acquiring Piedmont REIT constituted “material” information required to be disclosed in the proxy statement to obtain approval for the Piedmont REIT internalization transaction raises questions of fact that must be determined at trial.

On November 17, 2011, the Court issued rulings granting several of the plaintiff's motions in limine to prohibit the defendants from introducing certain evidence, including evidence of the defendants' reliance on advice from their outside legal and financial advisors, and limiting the defendants' ability to relate their subjective views, considerations, and observations during the trial of the case. On February 23, 2012, the Court granted several of the defendants' motions, including a motion for reconsideration regarding a motion the plaintiff had filed seeking exclusion of certain evidence impacting damages, and motions seeking exclusion of certain evidence proposed to be submitted by the plaintiff. The suit has been removed from the Court's trial calendar pending resolution of a request for interlocutory appellate review of certain legal rulings made by the Court.

On March 20, 2012, the Court granted the defendants leave to file a motion for summary judgment. On April 5, 2012, the defendants filed a motion for summary judgment. On April 24, 2012, the plaintiff filed its response to the defendants' motion for summary judgment. On May 7, 2012, the defendants filed their reply in support of their motion for summary judgment. On September 26, 2012, the Court granted the defendants' motion for summary judgment.  As a result, the case has been dismissed.  Plaintiffs have the right to appeal.

Update Regarding the Directors and Executive Officers of our Advisor

On May 21, 2012, Stephen G. Franklin resigned from his position as President of Wells Core Office Income REIT Advisory Services, LLC, our advisor.  On May 21, 2012, Robert F. Kennedy was named as the President of Wells Core Office Income REIT Advisory Services, LLC.

SUPPLEMENTAL INFORMATION - The prospectus of Wells Core Office Income REIT, Inc. consists of this sticker, the prospectus dated July 6, 2012, supplement no. 1 dated July 10, 2012, supplement no. 2 dated August 13, 2012, and supplement no. 3 dated October 2, 2012.

Supplement no. 1 includes:

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operating information, including the status of the offering, portfolio data, selected financial data, distribution information, dilution information, information about our share redemption program, and compensation to our advisor, our dealer manager and their affiliates;

•	an update to the risks related to an investment in our shares;

•	experts information; and

•	information incorporated by reference.

Supplement no. 2 includes:

•	the status of the offering;

•	information regarding our indebtedness;

•	updates to our risk factors;

•	the renewal of our advisory agreement;

•	the amended share redemption program;

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“Management’s Discussion and Analysis of Financial Condition and Results of Operations,” similar to that filed in our Quarterly Report on Form 10-Q for the three months and six months ended June 30, 2012, filed on August 13, 2012; and

•	our unaudited financial statements as of and for the three months and six months ended June 30, 2012, as filed in our Quarterly Report on Form 10-Q, filed on August 13, 2012.

Supplement no. 3 includes:

•	the status of the offering;

•	the acquisition of the 2275 Cabot Drive Building;

•	the renewal of our advisory agreement;

•	the execution of an unsecured credit facility;

•	information regarding our indebtedness;

•	updates to the risks related to an investment in our shares; and

•	an update to the directors and executive officers of our advisor.